Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
            Commission File No. 001-14236

ASHFORD HOSPITALITY TRUST
Fourth Quarter 2016 Conference Call
February 24, 2017
10:00 a.m. CT

Introductory Comments –Joe Calabrese
Good day everyone and welcome to today’s conference call to review the results for Ashford Hospitality Trust for the fourth quarter of 2016 and to update you on recent developments. On the call today will be: Douglas Kessler, Chief Executive Officer; Deric Eubanks, Chief Financial Officer; and Jeremy Welter, Executive Vice President of Asset Management. The results as well as notice of the accessibility of this conference call on a listen-only basis over the Internet were distributed yesterday afternoon in a press release that has been covered by the financial media.

At this time, let me remind you that certain statements and assumptions in this conference call contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to numerous assumptions, uncertainties and known or unknown risks, which could cause actual results to differ materially from those anticipated. These risk factors are more fully discussed in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements included in this conference call are only made as of the date of this call and the Company is not obligated to publicly update or revise them.

In addition, certain terms used in this call are non-GAAP financial measures, reconciliations of which are provided in the Company’s earnings release and accompanying tables or schedules, which have been filed on Form 8-K with the SEC on February 23, 2017 and may also be accessed through the Company’s website at www.AHTREIT.com. Each listener is encouraged to review those reconciliations provided in the earnings release together with all other information provided in the release.

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor that is supported by Ashford Inc. In furtherance of this proposal and subject to future developments, Ashford Trust, Ashford Inc. and, if a negotiated transaction is agreed, FelCor may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust, Ashford Inc. or FelCor may file with the SEC in connection with the proposed transaction. Investors and security holders of Ashford Trust, Ashford Inc. and FelCor are urged to read carefully the registration statement(s), prospectus(es), proxy statement(s) and other documents that may be filed with the SEC if and when they become available because they will contain important information about Ashford Trust, Ashford Inc. and FelCor and the proposed transaction. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov.

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find more information about the directors and officers of Ashford Trust, Ashford Inc. and FelCor in the definitive proxy statements for their most recent annual meeting filed with the SEC. These documents are available free of charge at the SEC’s web site at www.sec.gov.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

I will now turn the call over to Douglas Kessler. Please go ahead, sir.

Introduction – Douglas Kessler

Good morning everyone and thank you for joining us.  First of all, I am enthusiastic about my new role as CEO and look forward to Ashford Trust’s future.

Before I review our results for the fourth quarter, I’d like to spend some time discussing our recent public offer to acquire FelCor Lodging Trust.  We have long thought that a combination of our two companies made great strategic and financial sense.  In fact, we first approached FelCor in 2011 but we were met with resistance.  It has remained on our radar and after the departure of their CEO last year, we re-engaged with FelCor’s board about a possible combination.  Since October, we have pursued in good faith an engagement with FelCor on a friendly basis with the hope that they would reciprocate.  We have been disappointed that they have not been receptive to a combination that we strongly believe would result in significant value creation for both sets of shareholders.  As a result, we decided to take our proposal directly to shareholders.

The highlights of our offer on the announcement date were as follows:  A $9.27 per share price based upon a fixed exchange ratio of 1.192 Ashford Trust shares per FelCor share, which equated to a 28% premium to the FelCor share price. FelCor shareholders would also receive a 20% ownership in our advisor, Ashford Inc., along with warrants to purchase additional Ashford Inc. shares to enhance alignment of interests and share in the performance of Ashford Inc. shares. We believe the meaningful premium, the potential for significant future upside via a stock for stock deal, a 138% increase in FelCor’s pro-forma dividend coupled with direct ownership in the advisor delivers compelling value and alignment to FelCor shareholders.

It is also worth noting that there is approximately 67% cross institutional shareholder ownership in the two companies which, further supports the case for strong shareholder acceptance of this transaction.

What makes this an extremely compelling transaction for both sets of shareholders are expected operational and G&A efficiencies estimated at $18 - $30 million annually with $18 million guaranteed by the Advisor, Ashford Inc.  We have a proven track record supporting what we believe is a better plan for FelCor’s assets. Our relative shareholder returns speak volumes.

For Ashford Trust shareholders, we expect this transaction to provide the same aforementioned operational and G&A efficiencies. Our success on operational improvements on prior transformational transactions such as CNL Hotels and Highland Hospitality is proof of our capability to create shareholder value. We see this offer to be attractive pricing for high quality, historically under managed assets.  We anticipate that there could be EBITDA multiple expansion due to higher RevPAR and increased common stock trading liquidity.  We would look forward to applying our asset management team’s skill set to enhance the value of the portfolio.  Given the larger scale of the combined company we anticipate having greater negotiating leverage with brands and vendors to drive portfolio wide value, as well as enhanced access to capital markets.

All of these mutual benefits raise the question we have heard from several investors and analysts - if the industry doesn’t consolidate with these two Dallas based platforms here and now, then when and where?

I want our shareholders to know that everything that we are doing here in regards to this transaction is focused on creating value. Period. We see value that can be captured by the current shareholders of Ashford Trust and at the same time maximize value for the current shareholders of FelCor.

We suspect that over the years, there has been significant value leakage at FelCor. We have seen it at a distance as a peer company in the industry, and now we feel it directly as one of the top five shareholders of FelCor.  We believe this transaction is the best way forward for FelCor.  We expect that our proposed transaction stops the value leakage from their historically poor capital allocation and balance sheet management track record in numerous ways.

First, we believe that our significant premium of 28% is a highly attractive price and well above historical average premiums for REIT stock-for-stock transactions, which are more typically in the 10% to 15% premium range.  We put our best foot forward right out of the box to communicate to the FelCor board, and now its shareholders publicly, a full and fair offer that is serious and attractive.

We are quantitatively driven here at Ashford Trust, and the numbers speak for themselves on this proposed transaction. We simply, do not see what strategic decisions FelCor can make over the next few years as a standalone company to exceed the returns associated with this premium alone, not even including the sizable operational synergies and benefits that should come with improved size, scale and liquidity.

Second, we believe our stock-for-stock offer maximizes the proceeds that a buyer can provide to FelCor shareholders and removes potential value leakage that could come from a cash offer.  If a cash buyer purchases the company and desires to increase leverage to achieve their return hurdles, we anticipate they could possibly be forced to pay a make whole provision of approximately $140 million.  That is an estimated dollar per share of value leakage from FelCor shareholders. Our offer is intended to prevent this from happening.

Third, we believe suboptimal asset management execution has caused value leakage.  Just take a look at the announced full year 2016 hotel EBITDA numbers.  Ashford Trust achieved hotel EBITDA flow throughs of 56% for the year, while FelCor achieved EBITDA flow throughs of just 16%.  That is 4,000 basis points of flow through difference. As we noted in our investor presentation from earlier this week, since 2010 our average annual EBITDA flow throughs are approximately 2,000 basis points higher than FelCor.  That is significant value leakage that FelCor shareholders seem to be experiencing in those assets, and significant potential value creation for a combined company under this management team.

It is further worth noting that the data we have seen shows that over 80% of FelCor’s institutional shareholders own positions in externally managed lodging REITs, with advisors such as Ashford Inc. and over 90% of them have ownership in an externally managed REIT, which we conclude demonstrates broad acceptance by their shareholders of our existing structure.

Fourth, we believe we can stop the value leakage that comes from poor capital decisions.  We do not think that FelCor’s strategy to redevelop the Knickerbocker and buy other New York City assets several years ago has proven to be successful. We strive to make sure that our capital investment efforts are disciplined. We question their track record of managing their capital structure.  They were unable to pay their preferred dividends for years.  They issued large amounts of dilutive equity during the financial crisis.  All of these decisions have combined and compounded. Over the past 10 years our capital allocation decisions have allowed us to be one the best performing lodging REITs, outperforming FelCor by approximately 184% and our lodging peers by 44%.  Decisions matter.  How you spend precious investor capital matters.  We believe that our proposed transaction will enhance, rather than leak value.

Fifth, academic studies and industry data suggest that larger market capitalization companies trade at higher valuations.  We anticipate that the combination of the two companies will lead to a stock with materially better liquidity which we believe could lead to a higher valuation.

Our goal is for the FelCor Board to appropriately consider our proposal and recognize the benefits of this offer for their shareholders; however, given the current Board’s unwillingness to engage with us we have also nominated our own competing slate of highly qualified and independent directors to stand for election.  We believe our nominees if elected will evaluate all options to maximize value at FelCor and will be prepared to engage with Ashford Trust in a more meaningful fashion, in accordance with their fiduciary duties. Our actions and 4.5%

ownership of FelCor demonstrate our strong conviction to advance this combination to create significant shareholder value.

We have posted a presentation to our website that addresses the compelling strategic, operational and financial merits of the transaction, and I encourage you to review it.

We are pleased that FelCor sent out their release this morning, highlighting their primary concerns with the proposed transaction. We have heard these concerns several times, have provided solutions to each one of them, and have been unable to advance further with their existing transaction committee. We also are pleased that FelCor chose to disclose their primary concerns because we hope investors can now see how solvable these concerns are and why we believe there is an easy path to consummating this transaction.

The concerns of their board seem to be more on form  rather than substance.  We believe our 28% premium offered is attractive and above historical premiums for stock-for-stock REIT mergers.  So if the issue is not price, then what are their concerns?  Let’s walk through them one by one, as we have already done with FelCor, and see if we can perhaps make some progress in this transaction by discussing them publicly.

Number one, they seem to argue that the price we are offering is so attractive that it is dilutive to AHT’s own investors.  As we have explained many times to our own investors, and as well as to their transaction committee, we look at every transaction fundamentally on a leverage neutral basis.  We believe that is the best way to look at the underlying merits of a deal without being skewed by the impact of leverage.  On that basis, we believe this is accretive to both stock price and AFFO per share for our shareholders.  This transaction is a deleveraging transaction for us.  It should drop our net debt to EBITDA by over one turn and will reduce our net debt to gross assets.  It should put us towards the lower end of our targeted leverage range, and we like that.  Because of that deleveraging it may be very slightly dilutive to AFFO per share, but less than they claim.  And while we believe that investors care about AFFO per share, we believe they primarily care about total returns, and from a total returns perspective, this transaction is highly accretive to everyone involved.  So their first concern is easily answered.

Number two, they argue that external management fees will negate synergies.  FelCor has a current total G&A run rate of approximately $32 million.  We estimate that the base management fees paid to Ashford Inc. will be approximately $18 million and estimated incremental G&A costs of $3 million– a total of approximately $21 million.  That is potential G&A savings of $11 million. When you include potential operational synergies, we believe there are between $18 million and $30 million of total G&A and operational savings as part of this transaction.  Ashford Inc. believes so strongly that it can achieve at least $18 million of various G&A and operational synergies that it is willing to guarantee them for a year.  These synergies will need to be repeatable savings, not one time savings, as we’ve told FelCor’s transaction committee. Also, they claim Remington, our affiliate property management company, will be taking over management contracts, giving Ashford Inc. additional fees in the future.  Our understanding is that nearly all of their properties are brand managed and, as a result, Remington will not be taking over management of any assets. In the end, we are confident that we can run the FelCor platform for materially less than what their management team can today.  Their second concern is easily answered as well.

Number three, they argue that Ashford Inc. profits disproportionately compared to Ashford Trust and FelCor.  As we just previously noted, we believe Ashford Inc. can run the FelCor platform for materially less than they can today.  Not only can we run it for less, but we believe we can run it in a far superior manner given our historical track records both from a shareholder return perspective and an operational perspective.  In the transaction proposal, FelCor shareholders would effectively receive 25% ownership in Ashford Inc. plus additional warrants, so any increase in value in Ashford Inc. would directly benefit FelCor shareholders.  For them to say that “neither FelCor nor AHT shareholders would be compensated” is both false and disingenuous. We believe strongly that there should be alignment between the REIT and its advisor, and our proposed structure accomplishes this quite clearly.  Their third concern is easily answered as well.

Number four, they argue that the combined company will have “extremely high leverage”.  As I mentioned earlier, this is a deleveraging transaction for us.  We believe that running a lodging REIT in the 55% to 60% net debt to gross asset range makes both strategic and financial sense.  Our track record proves this.  FelCor says that the leverage of the proforma company would be contrary to their stated strategy, but we believe our structure will generate better returns.  In the end,  we believe that investors care more about producing value and shareholder returns and less about what is your exact leverage level.  In addition, if slightly higher leverage is such a problem for REIT investors, why do nearly two-thirds of their institutional shareholders currently own Ashford Trust stock? Their fourth concern is easily answered as well.

Number five, their final concern is that there is disproportionate governance in that the proforma company will have only three FelCor board members.  Our belief is that three board spots is quite generous given 1) that we are paying a 28% control premium for the company and 2) the underwhelming track record of FelCor’s board of directors.  Their final concern is easily answered as well.

In sum, we find all five of their concerns easily answered, which is why we felt such frustration at their refusal to engage further and unwillingness to even share property level information after signing a NDA or to move forward to create value for both shareholders.  We are hopeful that now this debate is in public, their investors can help the FelCor transaction committee understand that there is a very clear path to get a deal done and that they should be fully engaged with us to do so. We also hope that Steve Goldman taking over as CEO that FelCor will be more willing to constructively engage with us.

With that said, I would now like to discuss our results for the fourth quarter.

Our fourth quarter RevPAR growth for all hotels not under renovation of 3.2% was in line with the overall industry performance and we delivered solid comparable hotel EBITDA flow-through of 51%. We also saw our comparable hotel EBITDA margin expand by 46 basis points. We are very pleased with these results and believe they speak to the quality of our portfolio as well as our asset management capabilities.

This management team has a long track record since our IPO of creating shareholder value, and over the years, we have worked on various ways to maximize the value of our existing assets while also looking for accretive hotel investment opportunities and maintaining capital markets discipline. Shareholders have benefited from our efforts since our IPO given that Ashford Trust has achieved an estimated 186% total shareholder return compared to a 108% return for our peers as of yesterday’s close.
Key to that outperformance is the exceptionally high level of alignment that is created by our 18% insider ownership, which is the highest in the hotel REIT space and more than eight times the peer average. Add to that the incentives to create shareholder value and outperform our peers that are structured into our advisory agreement with Ashford, Inc. and it's easy to see why we think our management structure and management team are competitive advantages for our platform and are key to the shareholder value that we have consistently created for our investors.
Our strategy remains unchanged, and in an effort to create shareholder value, we will continue to focus on acquiring upper-upscale, full-service hotels, opportunistically execute on the sale of our non-core, select-service properties, continue to target net debt to gross assets at 55% to 60% and target a cash and cash equivalents balance between 25% to 35% of our equity market capitalization for financial flexibility as we believe this excess cash balance provides a hedge in uncertain economic times as well as providing dry powder to capitalize on attractive investment opportunities as they arise.
As part of a refined investment strategy, Trust previously announced it would opportunistically divest of its non-core, select-service assets over time. In the fourth quarter of 2016, we completed the sale of three more non-core, select-service hotels for an aggregate value of approximately $49 million.  In early October, we closed on the sale of the 162-room SpringHill Suites Gaithersburg in Gaithersburg, MD for approximately $13.2 million.  The consideration received from the sale was a combination of cash and approximately 2.0 million Class B common units of the Company’s operating partnership.  The Company also paid off approximately $10.4 million of debt associated with the property.

Also in October, we completed the sale of the two-hotel portfolio comprised of the 151-room Courtyard Palm Desert and the 130-room Residence Inn Palm Desert for $36 million.  The portfolio had an existing debt balance of approximately $24 million that was assumed by the buyer.  After debt assumption and transaction costs, the net proceeds were approximately $11 million.  Since the announcement of our disposition strategy, we have closed on the sale of nine non-core, select-service hotels for approximately $218 million resulting in the paydown of approximately $153 million of associated debt.

Operationally, we are pleased with the strong performance we are experiencing at our Hyatt Savannah property, as well as a couple of our more newly-acquired hotels - the W Atlanta Downtown, W Minneapolis and the Le Meridien Minneapolis.  While Jeremy will provide more detail on this in a moment, the performance of these and other assets – as well as the low exposure to high supply markets including New York, Miami, Houston and Seattle – further speak to the benefits stemming from the quality and diversity of our portfolio.

Looking ahead, there seems to be anticipated strengthening for U.S. economic fundamentals and a more positive outlook. Against this backdrop, we’re committed to maximizing value for our shareholders as we focus on generating solid operating performance, continuing to be opportunistic on transactions and proactively managing our balance sheet.
I will now turn the call over to Deric to review our fourth quarter financial performance.
Financial Review – Deric Eubanks
Thanks, Douglas.
For the fourth quarter of 2016, we reported a net loss attributable to common stockholders of $57.3 million or $0.61 per diluted share. For the full year of 2016, we reported a net loss attributable to common stockholders of $88.7 million or $0.95 per diluted share.
For the quarter, we reported AFFO per diluted share of $0.16. For the full year of 2016, we reported AFFO per diluted share of $1.51 compared with $1.44 for the full year of 2015.  This result reflected a 5% growth rate over the prior year.
Adjusted EBITDA totaled $84.1 million for the quarter. Adjusted EBITDA for the full year of 2016 was $431.1 million, which reflected a 6% growth rate over 2015.
At quarter's end, we had total assets of $4.9 billion.  We had $3.8 billion of mortgage debt with a blended average interest rate of 5.4%. At the end of the quarter, our debt was 15% fixed rate and 85% floating rate, all of which have interest rate caps in place. Including the market value of our equity investment in Ashford, Inc. we ended the quarter with net working capital of $525 million.
As of December 31, 2016 our portfolio consisted of 123 hotels with 25,986 net rooms.
Our share count currently stands at 115.1 million fully diluted shares outstanding, which is comprised of 96.4 million shares of common stock and 18.7 million OP units. We have 19.4 million OP units, but as a result of the current conversion factor being less than one for one, these units are convertible into approximately 18.7 million shares of common stock.
With regards to dividends, the Board of Directors declared a fourth quarter 2016 cash dividend of $0.12 per share, or $0.48 per share on an annualized basis. Based on yesterday's stock price, this represents a 6.5% dividend yield, one of the highest in the hotel REIT space. The adoption of a dividend policy does not commit the Company to declare future dividends, and the Board will continue to review the dividend policy on a quarter-to-quarter basis.
On the capital markets front, in early October, we refinanced four mortgage loans with existing outstanding balances totaling approximately $415 million. The previous mortgage loans that were refinanced had final maturity dates in April 2017, and the JP Morgan Chase Marriott

Fremont loan with a final maturity date in August 2019.  The mortgage loans were refinanced through one new mortgage loan, totaling $450 million, with a two-year initial term and four one-year extension options, subject to the satisfaction of certain conditions. The loan is interest only, provides for a floating interest rate of LIBOR plus 4.55%, and contains flexible release provisions for the potential sale of assets. The next non-extendable debt maturity for the Company is a $16 million loan that matures in June 2017.  After that, there are no other non-extendable maturities in 2017 and only $197 million in 2018.
Additionally, in mid-October, we completed an underwritten public offering of 6,200,000 shares of 7.375% Series G cumulative preferred stock at $25 per share.  We are currently holding the proceeds from this capital raise consistent with our higher liquidity strategy.
This concludes our financial review, and I would now like to turn it over to Jeremy to discuss our asset management activities for the quarter.
Asset Management – Jeremy Welter

Thank you, Deric.
Our RevPAR growth of 3.2% for all hotels not under renovation for the fourth quarter outperformed the upper upscale segment nationally by 260 basis points and our competitors by 210 basis points. RevPAR growth was negatively impacted by the Jewish holidays falling in October of this year compared to September in 2015. For the full year, the Company grew RevPAR by 3.2%, with EBITDA flow-through of 56%.
First, I would like to recognize the outstanding performance of the Hyatt Regency Savannah during 2016. For the year, the property had RevPAR growth of 12.5% with 6.2% occupancy growth and 5.9% rate growth.  Even more impressive was the 1,740 basis point outperformance relative to its competitors. The resulting increase in rooms revenue translated well to the bottom line, with the property posting 52% EBITDA flow-through for the year. We are also excited to be undergoing a major lobby renovation and food and beverage repositioning that will enhance a property uniquely positioned in the market with one of the best locations and some of the most spectacular views overlooking the Savannah River.
In the third and fourth quarters of 2015, we acquired the W Atlanta Downtown Hotel, the W Minneapolis Hotel – The Foshay, and Le Meridien Chambers Minneapolis. With the change in ownership, and with the same property management teams in place including general managers, these three Marriott-managed properties have experienced a substantial increase in profitability. This Marriott-managed portfolio achieved 174% EBITDA flow-through during its first full year under our ownership on 3.3% RevPAR growth. This RevPAR growth equated to a 190 basis point gain versus competitors. Additionally, EBITDA margins increased 343 basis points for this group of properties. This outperformance is a direct result of our team’s timely implementation of several value-added opportunities at these three hotels. For example, a representative value-add opportunity at the W Atlanta was the replacement of the management company for the on-premise digital billboard sign which resulted in increasing the sign’s utilization levels from 25% to nearly 100% in 2016 and more than quadrupling the 2015 revenue, with another estimated incremental two hundred thousand expected in 2017. Another example was renegotiating the parking contracts at W Minneapolis and W Atlanta, which further enhanced EBITDA at these  properties. The performance of these properties further validates the Ashford asset management team’s ability to add considerable value following acquisitions, even in situations where the existing brands and managers remain in place.
In the third quarter of 2015, we completed the conversion and renovation of the Crowne Plaza Beverly Hills to the Marriott Beverly Hills, receiving an award from Marriott International for renovation excellence. With more rooms available and the ability to drive a higher rate due to the Marriott conversion, the property realized 18.1% occupancy growth, 31.2% rate growth, and 54.9% RevPAR growth in its first full year under the Marriott flag.  Even with Q3 and Q4 2015 Marriott comparables in the data, in 2016 we continued to ramp up performance as the property gained an impressive 3,760 basis points in market share versus the tract scale.  Taking into account food and beverage, parking, and ancillary revenues, total revenue grew 51.7% and EBITDA increased $4.3 million, or 62.3%, in 2016.
These impressive achievements highlight the success and overall capabilities of Ashford’s industry-leading asset management team and I want to point out that this team has been able to produce RevPAR gains relative to our competitors for the Ashford Trust portfolio for three consecutive years. This is a significant achievement, considering that during that time there have been extensive renovations at numerous properties as well as multiple new acquisitions. Nearly four years ago, in July 2013, we created a separate revenue optimization team with dedicated personnel focused on revenue strategies.  Not only has the overall portfolio gained market share relative to its competitors for three consecutive years, but also both the Remington-managed and brand-managed portfolios have gained market share for each of those years.
That concludes our prepared remarks and we will now open the call up to your questions.

________________________________________________________________________

Thank you for joining today’s call. We look forward to speaking with you again on our next update.

Forward Looking Statements
Certain statements and assumptions in this communication contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements in this communication include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Hospitality Trust, Inc.’s (“Ashford Trust”) control. These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks that Ashford Trust will ultimately not pursue a transaction with FelCor Lodging Trust Incorporated (“FelCor”) or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford Trust’s shares could decline. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission. EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA yield is defined as trailing twelve month EBITDA divided by the purchase price. A capitalization rate is determined by dividing the property’s annual net operating income by the purchase price. Net operating income is the property’s funds from operations minus a capital expense reserve of either 4% or 5% of gross revenues. Hotel EBITDA flow-through is the change in Hotel EBITDA divided by the change in total revenues. Hotel EBITDA Margin is Hotel EBITDA divided by total revenues. Funds from operations (“FFO”), as defined by the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) in April 2002, represents net income (loss) computed in accordance with generally accepted accounting principles (“GAAP”), excluding gains (or losses) from sales of properties and extraordinary items as defined by GAAP, plus depreciation and amortization of real estate assets, and net of adjustments for the portion of these items related to unconsolidated entities and joint ventures. The forward-looking statements included in this communication are only made as of the date of this communication. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information
This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor. In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants
Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.